================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K

                            ------------------------

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                            ------------------------

                         COMMISSION FILE NUMBER 1-14180

                            ------------------------

                               LORAL SAVINGS PLAN

                            ------------------------

                       LORAL SPACE & COMMUNICATIONS LTD.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                     LORAL SAVINGS PLAN

                                            ------------------------------------
                                                           (Plan)

                                          BY:        STEPHEN L. JACKSON

                                            ------------------------------------
                                                     Stephen L. Jackson
                                                      Committee Member

Date: June 26, 1998

                               LORAL SAVINGS PLAN

                               TABLE OF CONTENTS

                            ------------------------

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................    1
Financial Statements
  Statements of Net Assets Available For Plan Benefits With
     Fund Information
     as of December 31, 1997 and 1996.......................    2
  Statements of Changes in Net Assets Available For Plan
     Benefits With Fund Information
     for the year ended December 31, 1997 and for the period
     April 23, 1996 (date of inception) through December 31,
     1996...................................................    3
  Notes to Financial Statements.............................    4
Supplemental Schedules
  Item 27a -- Schedule of Assets Held For Investment
     Purposes as of December 31, 1997.......................   10
  Item 27d -- Schedule of Reportable Transactions for the
     year ended December 31, 1997...........................   11
Exhibit
  Consent of Independent Accountants........................   12

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Loral Savings Plan

     We were engaged to audit the financial statements and supplemental schedules of the Loral Savings Plan (the Plan) as of December 31, 1997 and 1996 and for the year ended December 31, 1997 and the period April 23, 1996 (inception) to December 31, 1996. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 and the period April 23, 1996 (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
June 26, 1998

                               LORAL SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                        AS OF DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                1997        1996
                                                              --------    --------
Assets
  Investments:
     Participant directed:
       Fidelity Blue Chip Growth Fund.......................  $ 50,009    $ 41,094
       Fidelity Magellan Fund...............................    10,606       6,287
       Fidelity Growth & Income Portfolio...................    30,356      18,311
       Fidelity Asset Manager...............................     4,037       2,380
       Fidelity Overseas Fund...............................     3,577       2,803
       Fidelity Intermediate Bond Fund......................     1,973       1,304
       Fidelity Retirement Money Market Portfolio...........    42,952      41,284
       Fidelity Blended Income Fund.........................    19,502      18,818
       Loral Stock Fund.....................................   112,600      99,680
       Participant Loan Fund................................     5,513       4,416
     Non-Participant Directed:
       Loral Stock Fund.....................................     8,003       3,173
       Globalstar Stock Fund................................       168          --
       Ford Stock Fund......................................    38,272      28,807
                                                              --------    --------
          Total investments.................................   327,568     268,357
                                                              --------    --------
  Net assets available for plan benefits....................  $327,568    $268,357
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 1997 AND FOR THE PERIOD APRIL 23, 1996 (DATE OF
                      INCEPTION) THROUGH DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                PARTICIPANT DIRECTED
                                        --------------------------------------------------------------------
                                                                      FIDELITY
                                        --------------------------------------------------------------------
                                        BLUE CHIP              GROWTH &                         INTERMEDIATE
                                         GROWTH     MAGELLAN    INCOME      ASSET    OVERSEAS       BOND
                                          FUND        FUND     PORTFOLIO   MANAGER     FUND         FUND
                                        ---------   --------   ---------   -------   --------   ------------
For the year ended December 31, 1997
Additions:
  Contributions:
    Rollovers..........................  $   467    $   464     $   836    $   47     $  333       $  185
    Employer...........................       21          5          29         1          3            2
    Participant........................    3,365      1,069       2,307       382        491          190
  Loan repayments......................      445        103         234        29         39           13
  Investment Income:
    Interest and dividends.............    2,479        626       1,356       338        189          100
    Net investment gain (loss) from
      registered investment company....    1,622        560       1,657        70        140            2
    Net appreciation (depreciation) in
      fair value of investments........    6,772        649       3,157       222        (33)          15
                                         -------    -------     -------    ------     ------       ------
        Total additions................   15,171      3,476       9,576     1,089      1,162          507
                                         -------    -------     -------    ------     ------       ------
Deductions:
  Benefits paid to participants........   (4,801)    (1,334)     (2,583)      (46)      (280)         (55)
  Loan withdrawals.....................     (572)       (99)       (289)      (75)       (50)         (72)
  Administrative expenses..............       (4)        (1)         (7)       (1)        --           (1)
                                         -------    -------     -------    ------     ------       ------
        Total deductions...............   (5,377)    (1,434)     (2,879)     (122)      (330)        (128)
                                         -------    -------     -------    ------     ------       ------
Interfund transfers....................     (906)     2,277       5,317       690        (58)         290
Transfers (to) from other plans........       27         --          31        --         --           --
                                         -------    -------     -------    ------     ------       ------
Net increase...........................    8,915      4,319      12,045     1,657        774          669
Net assets available at December 31,
  1996.................................   41,094      6,287      18,311     2,380      2,803        1,304
                                         -------    -------     -------    ------     ------       ------
Net assets available at December 31,
  1997.................................  $50,009    $10,606     $30,356    $4,037     $3,577       $1,973
                                         =======    =======     =======    ======     ======       ======
For the period April 23, 1996 (date of
  inception) through December 31, 1996
Additions:
  Contributions:
    Rollovers..........................  $   307    $   174     $   262    $   55     $   49       $    5
    Employer...........................        9          3          13        --          1            1
    Participant........................    1,955        522         741       131        180          101
  Investment Income:
    Interest and dividends.............       --         --          --        --         --           --
  Net investment gain (loss) from
    registered investment company......    2,900         71         693       166        165           54
  Net appreciation (depreciation) in
    fair value of investments..........    1,032        403         896        (9)       (14)          11
                                         -------    -------     -------    ------     ------       ------
        Total additions................    6,203      1,173       2,605       343        381          172
                                         -------    -------     -------    ------     ------       ------
Deductions:
  Benefits paid to participants........   (1,242)      (119)       (458)       (6)        (6)         (12)
  Administrative expenses..............       --         --          --        --         --           --
                                         -------    -------     -------    ------     ------       ------
        Total deductions...............   (1,242)      (119)       (458)       (6)        (6)         (12)
                                         -------    -------     -------    ------     ------       ------
Interfund transfers....................       84        (48)      5,187       785        554            3
Transfers from Prior Plans.............   36,049      5,281      10,977     1,258      1,874        1,141
                                         -------    -------     -------    ------     ------       ------
Net increase...........................   41,094      6,287      18,311     2,380      2,803        1,304
Net assets available at April 23,
  1996.................................       --         --          --        --         --           --
                                         -------    -------     -------    ------     ------       ------
Net assets available at December 31,
  1996.................................  $41,094    $ 6,287     $18,311    $2,380     $2,803       $1,304
                                         =======    =======     =======    ======     ======       ======

                                                      PARTICIPANT DIRECTED
                                         -----------------------------------------------
                                                FIDELITY                                           NON-PARTICIPANT DIRECTED
                                         ----------------------                            ----------------------------------------
                                          RETIREMENT    BLENDED    LORAL     PARTICIPANT   LORAL    GLOBALSTAR    FORD
                                         MONEY MARKET   INCOME     STOCK        LOAN       STOCK      STOCK       STOCK
                                          PORTFOLIO      FUND       FUND        FUND        FUND       FUND       FUND      TOTAL
                                         ------------   -------   --------   -----------   ------   ----------   -------   --------
For the year ended December 31, 1997
Additions:
  Contributions:
    Rollovers..........................    $ 1,507      $   144   $    922     $    --     $   --      $ --      $    --   $  4,905
    Employer...........................        440            8                     --      5,106       157                   5,772
    Participant........................      1,899          943      5,567          --         --        --           --     16,213
  Loan repayments......................        451          121      1,029      (2,046)                  --                     418
  Investment Income:
    Interest and dividends.............      3,530        1,197         --                     --        --                   9,815
    Net investment gain (loss) from
      registered investment company....         --           --       (465)         --         50        --       10,479     14,115
    Net appreciation (depreciation) in
      fair value of investments........         --           --     17,553          --         --        12        3,328     31,675
                                           -------      -------   --------     -------     ------      ----      -------   --------
        Total additions................      7,827        2,413     24,606      (2,046)     5,156       169       13,807     82,913
                                           -------      -------   --------     -------     ------      ----      -------   --------
Deductions:
  Benefits paid to participants........     (5,221)      (1,326)    (5,118)        (38)        --        (1)      (2,906)   (23,709)
  Loan withdrawals.....................       (740)         (16)      (999)      3,181       (249)       --          (20)        --
  Administrative expenses..............        (35)          (1)        (7)         --         --        --           --        (57)
                                           -------      -------   --------     -------     ------      ----      -------   --------
        Total deductions...............     (5,996)      (1,343)    (6,124)      3,143       (249)       (1)      (2,926)   (23,766)
                                           -------      -------   --------     -------     ------      ----      -------   --------
Interfund transfers....................       (358)        (385)    (5,425)         --        (26)       --       (1,416)        --
Transfers (to) from other plans........        195           (1)      (137)         --        (51)       --           --         64
                                           -------      -------   --------     -------     ------      ----      -------   --------
Net increase...........................      1,668          684     12,920       1,097      4,830       168        9,465     59,211
Net assets available at December 31,
  1996.................................     41,284       18,818     99,680       4,416      3,173        --       28,807    268,357
                                           -------      -------   --------     -------     ------      ----      -------   --------
Net assets available at December 31,
  1997.................................    $42,952      $19,502   $112,600     $ 5,513     $8,003      $168      $38,272   $327,568
                                           =======      =======   ========     =======     ======      ====      =======   ========
For the period April 23, 1996 (date of
  inception) through December 31, 1996
Additions:
  Contributions:
    Rollovers..........................    $ 1,134      $    45   $    359     $    --     $   --      $ --      $    --   $  2,390
    Employer...........................        435            4         --          --      2,678        --                   3,144
    Participant........................      1,452          670      3,024          --         --        --           --      8,776
  Investment Income:
    Interest and dividends.............      2,295          626         --         178         --        --           --      3,099
  Net investment gain (loss) from
    registered investment company......         --           --         --          --         --        --           --      4,049
  Net appreciation (depreciation) in
    fair value of investments..........         --           --     18,331          --        524        --        3,439     24,613
                                           -------      -------   --------     -------     ------      ----      -------   --------
        Total additions................      5,316        1,345     21,714         178      3,202        --        3,439     46,071
                                           -------      -------   --------     -------     ------      ----      -------   --------
Deductions:
  Benefits paid to participants........     (1,389)        (910)    (1,244)        (95)        --        --         (490)    (5,971)
  Administrative expenses..............         (7)          --         (1)         --         --        --           --         (8)
                                           -------      -------   --------     -------     ------      ----      -------   --------
        Total deductions...............     (1,396)        (910)    (1,245)        (95)        --        --         (490)    (5,979)
                                           -------      -------   --------     -------     ------      ----      -------   --------
Interfund transfers....................     (7,548)         376      1,175         162        (29)       --         (701)        --
Transfers from Prior Plans.............     44,912       18,007     78,036       4,171         --        --       26,559    228,265
                                           -------      -------   --------     -------     ------      ----      -------   --------
Net increase...........................     41,284       18,818     99,680       4,416      3,173        --       28,807    268,357
Net assets available at April 23,
  1996.................................         --           --         --          --         --        --           --         --
                                           -------      -------   --------     -------     ------      ----      -------   --------
Net assets available at December 31,
  1996.................................    $41,284      $18,818   $ 99,680     $ 4,416     $3,173      $ --      $28,807   $268,357
                                           =======      =======   ========     =======     ======      ====      =======   ========

   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION

  General

     The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/ Loral, Inc. ("SS/L").

     In May 1996, assets from two other tax-qualified 401(k) plans -- the Loral Master Savings Plan and the Loral Aerospace Savings Plan (the "Prior
Plans") -- representing participants of the Prior Plans who were affected by the spin-off, were transferred to the Plan.

     On March 14, 1997, Loral acquired Skynet Satellite Services ("Skynet") from AT&T. Skynet employees were eligible to join the plan from March 14, 1997.

     The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Regular full-time and regular part-time employees of the Employer are eligible to participate in the Plan as of their date of hire.

     A complete description of the Plan's provisions is contained in the Plan document.

  Investment Options

     Participants may direct their contributions in 5% increments in any of the following investment options:

          Loral Stock Fund -- Funds are primarily invested in Loral Space & Communications Ltd. Common Stock ("Loral Common Stock") and are reflected as participant directed in the accompanying financial statements. Assets invested in the Loral Stock Fund are expressed in units of participation rather than shares of Loral Common Stock. Such units represent a proportionate interest in all assets of the Loral Stock Fund, which includes Loral Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Loral Stock Fund.

          Fidelity Blue Chip Growth Fund -- Funds are invested in a diversified portfolio of domestic and foreign common stocks of well-known and established companies.

          Fidelity Growth & Income Fund Portfolio -- Funds are invested in domestic and foreign securities (common stocks, securities convertible into common stocks, preferred stocks and fixed income securities) of companies that offer potential growth of earnings while paying current dividends.

          Fidelity Asset Manager -- Funds are invested in stocks, bonds, short-term investments, and money market instruments, both in the U.S. and abroad, to blend the long-term performance of equity and fixed income investments.

          Fidelity Magellan Fund -- Funds are invested for capital appreciation in both well known and lesser known stocks of domestic, multinational, and foreign companies that have significant activities and interests outside the U.S.

          Fidelity Overseas Fund -- Funds are invested in foreign securities with the objective of long-term growth. The investments may include common stocks, securities convertible into common stocks, as well as debt instruments.

          Fidelity Retirement Money Market Portfolio -- Funds are invested in a diversified portfolio of U.S. and foreign issuers of high-quality, interest-bearing, money market instruments with short-term maturities.

                               LORAL SAVINGS PLAN

          Blended Income Fund -- Funds are invested in guaranteed investment contracts with various insurance companies, the Fidelity Commingled Pool Fund, the Fidelity Institutional Money Market Fund, and the Fidelity Short-Term Interest Fund. The investment contracts have fixed rates of interest for fixed periods of time. Pending the purchase of investment contracts, funds are invested in the Fidelity Institutional Money Market Fund.

          Fidelity Intermediate Bond Fund -- Funds are invested in investment grade fixed income securities which include corporate bonds, mortgage securities, U.S. government and agency securities and bank obligations.

     The Ford Stock Fund is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Ford Common Stock are invested in the Fidelity Retirement Money Market Fund. Assets invested in the Ford Stock Fund are expressed in units of participation rather than shares of Ford Common Stock. Such units represent a proportionate interest in all assets of the Ford Stock Fund, which includes Ford Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Ford Stock Fund.

     Since August 1, 1997, the Globalstar Stock Fund reflects the employer match for employees of Globalstar L.P. ("Globalstar") only. All funds are invested in the stock of Globalstar Telecommunications Ltd. ("GTL") a general partner of Globalstar.

     As of December 31, 1997, there were approximately 3,000 participants in the Plan.

  Participant Accounts

     A participant's account is credited with (a) the participant's contribution, (b) the employer's matching contribution and (c) an allocation of Plan earnings or losses, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' account balances.

  Vesting and Forfeitures

     Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in employer contributions plus actual earnings thereon after completion of five years of service and, thereafter, vest immediately in all future employer contributions. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested employer contributions are forfeited upon termination or withdrawal. These amounts are used for certain Plan administrative expenses or to reduce future employer contributions. Forfeitures for the year ended December 31, 1997 and for the nine months ended December 31 1996 were approximately $97,000 and $109,000, respectively.

  Contributions

     The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants, except for Skynet participants, may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. Skynet participants may elect to contribute from 2% to 16% of eligible compensation which can be either on a TES or after-tax basis.

     Participants' contributions are matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless the Employer determines to make a different contribution or no contribution. With the exception of Globalstar employees, all employer matching

                               LORAL SAVINGS PLAN
contributions are invested in Loral Stock. Since August 1, 1997, for Globalstar employees', the employer matching contributions are invested in the stock of GTL. Employer contributions related to Globalstar employees may be transferred to any of the participant directed funds. All employer matching contributions remaining in the non-participant directed Loral Stock Fund or the Globalstar Stock Fund are reflected as non-participant directed in the accompanying financial statements. Participants who are 55 years old and have 10 years of service may direct their employer matching contributions to any available investment option except the Ford Stock Fund.

  Payment of Benefits

     Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan or withdraw it at any time up to age 65.

     Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 and one-half. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 and one-half. After age 59 and one-half, TES assets may be withdrawn in total or in part at any time.

     Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

     Withdrawals of employer contributions are available at the end of the two-year period following the year in which the employer contributions were made, if they are vested.

  Payment of Administrative Expenses

     Most administrative expenses are paid by the Plan. The Plan permits the Employer to use forfeitures from participants' non-vested accounts to pay certain administrative expenses, to the extent not paid by the Employer.

  Participant Loans

     The Plan permits active participants to borrow from assets in their TES accounts. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or (3) the assets in the TES Account which are eligible for a loan. The amounts in (2) and (3) are reduced by any loan balance outstanding. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for a loan is the prime rate as defined in the Plan document, and remains the same for the term of the loan. Interest rates for outstanding loans range from 6% to 10%.

     The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of up to 10 years. Loan repayment is made through payroll deductions. Repayment of the entire loan balance is permitted at any time. All loan repayments are allocated to the investment funds elected by a participant for current TES Contributions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

  Investment Valuation and Income Recognition

     The Plan's investments are stated at fair or contract value.

     Investments in Loral Stock Fund, Globalstar Stock Fund and Ford Stock Fund are valued at a net asset value per unit of participation.

                               LORAL SAVINGS PLAN

     Shares of registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

     Loans receivable from participants are valued at cost which approximates fair value.

     Guaranteed investment contracts with various insurance companies held in the Blended Income Fund are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus earnings at the contract rate, less withdrawals and expenses (see
Note 4).

     The Plan presents in the statement of changes in net assets available for plan benefits with fund information, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

  Payment of Benefits

     Benefits are recorded when paid.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

  Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits with fund information and the statement of changes in net assets available for plan benefits with fund information.

  Financial Instruments

     Fidelity may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

     Fidelity may invest in futures and option contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and option transactions involves the risk of imperfect correlation in movements in the price of futures and option contracts; interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed is recorded.

                               LORAL SAVINGS PLAN

3.  INVESTMENTS

     Plan investments as of December 31, 1997 and 1996 were as follows (dollars in thousands):

                                                  FACE AMOUNT      FAIR/CONTRACT
                                                OR SHARES/UNITS        VALUE         COST
                                                ---------------    -------------    -------
December 31, 1997
Loral Stock Fund**............................     8,469,315         $120,603*      $89,429
Fidelity Blue Chip Growth Fund................     1,267,337           50,009*       41,915
Fidelity Magellan Fund........................       111,322           10,606         9,380
Fidelity Growth & Income Fund.................       796,742           30,356*       25,449
Fidelity Asset Manager Fund...................       219,986            4,037         3,780
Fidelity Overseas Fund........................       109,918            3,577         3,554
Fidelity Intermediate Bond Fund...............       194,045            1,973         1,949
Fidelity Retirement Money Market Portfolio
  Fund........................................    42,952,470           42,952*       42,952
Blended Income Fund:
  Fidelity Commingled Pool....................    16,471,973           16,472*       16,472
  Fidelity Institutional Money Market.........     3,029,719            3,030         3,030
                                                                     --------       -------
                                                                       19,502        19,502
Globalstar Stock Fund.........................        11,408              168           156
Ford Stock Fund...............................     2,895,038           38,272*       21,999
Participant Loan Fund.........................                          5,513
                                                                     --------
                                                                     $327,568
                                                                     ========
December 31, 1996
Loral Stock Fund**............................     8,403,053         $102,853*      $84,759
Fidelity Blue Chip Growth Fund................     1,257,068           41,094*       40,062
Fidelity Magellan Fund........................        77,956            6,287         5,884
Fidelity Growth & Income Fund.................       595,870           18,311*       17,415
Fidelity Asset Manager Fund...................       144,473            2,380         2,389
Fidelity Overseas Fund........................        90,897            2,803         2,817
Fidelity Intermediate Bond Fund...............       129,332            1,304         1,293
Fidelity Retirement Money Market Portfolio
  Fund........................................    41,284,107           41,284*       41,284
Blended Income Fund:
  Fidelity Short Term Investment Fund.........     6,470,336            6,470         6,470
  Fidelity Internal GIC Pool..................       682,499              682           682
  Guaranteed Investment Contracts:
     Metropolitan Life Insurance Company,
       7.96% matured December 31, 1997........     2,402,498            2,402         2,402
     Peoples Security Life, 5.47% matured
       January 2, 1997........................     9,263,786            9,264         9,264
                                                                     --------
                                                                       18,818        18,818
                                                                     --------       -------
Ford Stock Fund...............................     3,303,545           28,807*       25,320
Participant Loan Fund.........................                          4,416
                                                                     --------
                                                                     $268,357
                                                                     ========

---------------
 * Represents greater than 5% of net assets available for benefits.

** Includes both participant directed and non-participant directed amounts.

                               LORAL SAVINGS PLAN

4.  GUARANTEED INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Plan invests in several guaranteed investment contracts with insurance companies, which are included in the Blended Income Fund. The guaranteed investment contracts are stated at contract value, which approximates fair value. The average yield for the guaranteed investment contracts for the year ended December 31, 1997 and for the period from April 23, 1996 through December 31, 1996 was 7.96% and 5.8%, respectively. During the year ended December 31, 1997, the crediting interest rate for the sole investment contract was 7.96%. During the period from April 23, 1996 through December 31, 1996, the crediting interest rates for the investment contracts ranged from 5.47% to 7.96%.

5.  PLAN TERMINATION

     Although the Employer has not expressed an intent to do so, the Employer can discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

6.  TAX STATUS

     The Employer intends to seek a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC.

     Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

7.  CONCENTRATION OF CREDIT RISK

     At December 31, 1997, approximately 50% of the Plan's assets were invested in Fidelity mutual funds.

8.  SUBSEQUENT EVENT

     On March 20, 1998, Loral acquired Orion Network Systems, Inc. ("Orion"). On that date, all Orion employees were eligible to become participants of the Plan.

                               LORAL SAVINGS PLAN

          ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

        IDENTITY OF ISSUE, BORROWER,         DESCRIPTION OF INVESTMENT INCLUDING MATURITY
          LESSOR OR SIMILAR PARTY     DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE     COST     CURRENT/CONTRACT VALUE
  (A)               (B)                                          (C)                                 (D)              (E)
  ---   ----------------------------  ---------------------------------------------------------    -------   ----------------------
   *    Loral Stock Fund                 Common Stock                                              $89,429          $120,603
        Ford Stock Fund                  Common Stock                                               21,999            38,272
   *    Globalstar Stock Fund            Common Stock                                                  156               168
   *    Fidelity Management Trust        Fidelity Blue Chip Growth Fund                             41,915            50,009
        Company
                                         Fidelity Growth & Income Fund                              25,449            30,356
                                         Fidelity Asset Manager Fund                                 3,780             4,037
                                         Fidelity Magellan Fund                                      9,380            10,606
                                         Fidelity Overseas Fund                                      3,554             3,577
                                         Fidelity Retirement Money Market Portfolio                 42,952            42,952
                                         Fidelity Intermediate Bond Fund                             1,949             1,973
                                         Fidelity Short-Term Investment Fund                        16,472            16,472
                                         Fidelity Internal GIC Pool                                  3,030             3,030
   *    Participant Loans                Interest rates ranging from 6% to 10%                                         5,513
                                                                                                                    --------
                                                                                                                    $327,568
                                                                                                                    ========

---------------
* Party-in-interest

                               LORAL SAVINGS PLAN

                ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                           DESCRIPTION OF ASSET
                                        (INCLUDE INTEREST RATE AND        TOTAL NUMBER       TOTAL NUMBER       TOTAL VALUE
    IDENTITY OF PARTY INVOLVED           MATURITY IN CASE OF LOAN)        OF PURCHASES         OF SALES         OF PURCHASES
                (A)                                 (B)                       (C)                (D)                (E)
    --------------------------          --------------------------        ------------       ------------       ------------
  *  Fidelity Management               Fidelity Blue Chip Growth Fund         251                231              $12,714
     Trust Company
                                                                              249                208               19,495
                                       Fidelity Growth & Income
                                       Portfolio
                                                                              255                252               31,832
                                       Fidelity Retirement Money
                                       Market Fund
                                                                              167                163               35,852
                                       Blended Income Fund
  *  Loral Stock Fund                  Common Stock                           253                250               41,825


       TOTAL VALUE       NET GAIN
        OF SALES         OR LOSS
           (F)             (L)
       -----------       --------
  *      $12,191          1,331
          12,264            801
          30,164             --
          24,509             --
  *       41,214          4,058

---------------
* Party-in-interest